INDEPENDENT AUDITORS' REPORT


To the Partners of Kaahumanu Center Associates:

We have audited the accompanying balance sheets of Kaahumanu Center Associates (a Hawaii limited partnership) as of December 31, 1998 and 1997, and the related statements of operations, changes in partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.



/S/ DELOITTE & TOUCHE
DELOITTE & TOUCHE LLP
Honolulu, Hawaii
February 8, 1999

KAAHUMANU CENTER ASSOCIATES

BALANCE SHEETS
DECEMBER 31, 1998 AND 1997
ASSETS

                                            1998             1997
Current Assets
  Cash                                    $ 404,688       $ 552,879
  Accounts receivable - less allowance of
       $206,402  and  $247,624
          for  doubtful  accounts           558,272         318,404
  Prepaid expenses                           76,084          51,225

     Total Current Assets                 1,039,044         922,508

Property
  Land and land improvements              6,050,064       6,016,855
  Building                               81,529,259      81,080,876
  Furniture, fixtures and equipment       5,047,416       4,381,473
  Construction in process                    60,227         646,626

     Total Property                      92,686,966      92,125,830
  Accumulated depreciation               18,826,086      15,586,843

     Net Property                        73,860,880      76,538,987

Other Assets                              2,310,999       2,493,210

Total Assets                            $77,210,923     $79,954,705

LIABILITIES AND PARTNERS' CAPITAL

Current Liabilities
  Current portion of long-term debt       $ 948,517       $ 803,142
  Accounts payable                          825,831         188,426
  Due  to  Maui  Land  &
     Pineapple Company,  Inc.               333,290         429,675
  Other current liabilities                  92,312          32,274

     Total Current Liabilities            2,199,950       1,453,517

Long-Term Liabilities
  Long-term debt                         61,284,878      62,300,253
  Other long-term liabilities                80,688          76,188

     Total Long-Term Liabilities         61,365,566      62,376,441

Partners' Capital                        13,645,407      16,124,747

Total Liabilities and
    Partners' Capital                   $77,210,923     $79,954,705

See notes to financial statements.

KAAHUMANU CENTER ASSOCIATES

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996



                                 1998           1997           1996
Revenues
  Rental income - minimum     $7,235,108     $7,521,860     $7,721,398
  Rental income - percentage   1,029,760        874,362        672,790
  Other operating income - primarily
     recoveries from tenants   5,359,743      5,548,824      5,283,092

Total Revenues                13,624,611     13,945,046     13,677,280


Costs and Expenses
  Utilities                    2,427,054      2,689,715       2,707,707
  Payroll and related costs    1,976,969      1,938,328       1,843,850
  Depreciation
     and  amortization         3,452,639      3,349,654       3,277,602
  Interest                     5,447,733      5,522,235       5,603,074
  Repairs and maintenance        652,390        545,817         508,892
  General excise taxes           530,313        547,949         538,472
  Real property taxes            314,181        305,842         288,938
  Insurance                      278,605        320,284         281,276
  Provision  for
     doubtful  accounts          327,914        360,788          33,868
  Advertising and promotions     158,493        148,972         106,425
  Management fee                 258,275        262,380         262,319
  Professional fees              175,971        191,915         174,779
  Other expenses                 103,414         71,305          70,298

Total Costs and Expenses      16,103,951     16,255,184      15,697,500

Net Loss                     $(2,479,340)   $(2,310,138)    $(2,020,220)





See notes to financial statements.

KAAHUMANU CENTER ASSOCIATES

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL (DEFICIT)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                             State of
                                               Hawaii
                              Maui Land &    Employees'
                              Pineapple           Retirement
                              Company, Inc.    System            TOTAL
Partners' Capital (Deficit),
  December 31, 1995           $(5,582,080)   $24,910,499    $19,328,419

Adjustment to prior year
conversion of payable balance    (533,314)            --       (533,314)

Net Loss - 1996                (1,010,110)    (1,010,110)    (2,020,220)

Partners' Capital (Deficit),
  December 31, 1996            (7,125,504)    23,900,389     16,774,885

Cash Calls                        830,000        830,000      1,660,000

Net Loss - 1997                (1,155,069)    (1,155,069)    (2,310,138)

Partners' Capital (Deficit),
  December 31, 1997            (7,450,573)    23,575,320     16,124,747

Net Loss - 1998                (1,239,670)    (1,239,670)    (2,479,340)

Partners' Capital (Deficit),
  December 31, 1998           $(8,690,243)   $22,335,650    $13,645,407



See notes to financial statements.


KAAHUMANU CENTER ASSOCIATES

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                                 1998           1997           1996
Operating Activities:
  Net Loss                    $(2,479,340)   $(2,310,138)   $(2,020,220)
  Adjustments to reconcile
     net loss to cash provided
     by operating activities:
     Depreciation
       and  amortization        3,452,639      3,349,654      3,277,602
     (Increase) decrease in accounts
       receivable                (239,868)       161,743        336,498
     Increase (decrease) in
       accounts payable           548,765       (337,831)      (359,679)
     Increase in noncurrent
       accounts receivable       (192,282)      (139,743)      (359,705)
     Net change in other operating
       assets and liabilities      77,282         (9,734)        34,936

Net Cash Provided by Operating
     Activities                 1,167,196        713,951        909,432

Investing Activities:
  Purchases of property          (414,746)    (1,344,934)      (777,527)
  Payments for deferred costs          --             --        (44,084)
  (Increase) decrease in
     restricted cash              (30,641)       144,669        631,500

Net Cash Used in Investing
     Activities                  (445,387)    (1,200,265)      (190,111)

Financing Activities:
  Payments of long-term debt     (870,000)      (797,799)      (716,488)
  Payment to ML&P for adjustment
       of   prior
       year  payable  conversion       --             --       (328,476)
  Proceeds from cash calls             --      1,660,000             --

Net Cash Provided by (Used in)
     Financing Activities        (870,000)       862,201     (1,044,964)

Net  Increase
     (Decrease) in  Cash         (148,191)       375,887       (325,643)

Cash, Beginning of Year           552,879        176,992        502,635

Cash, End of Year                $404,688       $552,879       $176,992

See notes to financial statements.

KAAHUMANU CENTER ASSOCIATES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

ORGANIZATION

Kaahumanu Center Associates (the Partnership) was formed on June 23, 1993 as a limited partnership between Maui Land & Pineapple Company, Inc. (ML&P), as general partner, and the Employees' Retirement System of the State of Hawaii (ERS), as limited partner. The purpose of the partnership is to finance the expansion and renovation of and to own and operate the Kaahumanu Shopping Center (the Center).

The Center is a regional shopping mall located in Kahului, Maui. Prior to the expansion, the Center consisted of approximately 315,000 square feet of gross leasable area. The expansion and renovation which was completed in November 1994, increased the Center to approximately 573,000 square feet of gross leasable area.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Partnership's policy is to prepare its financial statements using the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Future actual amounts could differ from those estimates.

Property - Property which was contributed to the partnership by ML&P is stated at ML&P's net book value at the date of contribution; subsequent additions are stated at cost.
Depreciation is computed using the straight-line method.

Noncurrent Accounts Receivable - The excess of minimum rental income recognized on a straight-line basis over amounts receivable according to provisions of the lease are classified as noncurrent accounts receivable, after deducting an estimated amount for amounts not recoverable. Noncurrent accounts receivable are included in Other Assets on the Balance Sheets.

Advertising and Promotion - The cost of advertising and sales promotion activities is expensed as incurred.

Income Taxes - The Partnership is not subject to federal and state income taxes. The distributive shares of income or loss and other tax attributes from the Partnership are reportable by the individual partners.

PARTNERSHIP AGREEMENTS

Capital Contributions - ML&P contributed the land and the shopping center improvements as they existed prior to the expansion and renovation project, subject to the existing first mortgage, together with approximately nine acres of adjacent land which became part of the expanded shopping center, for a 99% interest in the Partnership. Effective April 30, 1995, an amount of $1,332,000 owing to ML&P was considered a capital contribution. This amount was reduced in 1996 by $533,000 for items which would have impacted the previous amount owing, including a payment of $328,000 to ML&P in 1996.

ERS originally contributed $312,000 for a one- percent interest in the Partnership and made a loan of $30.6 million to the Partnership. Effective April 30, 1995, after completion of the expansion and renovation and the satisfaction of certain conditions, ERS converted its loan to capital for an additional 49% interest and became a 50% partner with ML&P.

In 1997 the Partnership received cash of $1,660,000 from the partners pursuant to cash calls.

Allocations and Distributions - Profit and loss allocations and cash distributions of the partnership are based on the ownership interests of the partners.

ERS and ML&P each have a 9% cumulative, non-compounded priority right to cash distributions based on their net contributions to the partnership (preferred return). The ML&P preferred return is subordinate to the ERS preferred return. For the purpose of calculating the preferred returns, each partner's capital contribution had an agreed upon value of $30.9 million on April 30, 1995. The accumulated unpaid preferred returns at December 31, 1998 were $8.8 million each for ML&P and ERS.

Management and Operations - The Partnership has an Operating Agreement with ML&P for the operation of the Center. The Operating Agreement has an initial term of 15 years, which commenced when ERS became a 50% partner, with options to renew for four additional 10-year periods. It provides for certain performance tests, which if not met could result in termination of the agreement.

ML&P as managing partner, is responsible for the day-to-day management of the Partnership's business affairs. Major decisions, as defined in the partnership agreement, require the unanimous approval of the partners.



SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental Disclosure of Cash Flow Information and Non-Cash
Investing and Financing Activities:

1.Interest paid during 1998, 1997 and 1996 was $5,448,000,
  $5,522,000 and $5,603,000, respectively.

2.In 1996, $533,000 of partners' capital was adjusted, as discussed in "Capital Contributions" above.

RELATED PARTY TRANSACTIONS

Pursuant to the Partnership Operating Agreement, the Partnership pays to ML&P an operator's fee equal to 3% of gross revenues, as defined. In 1998, 1997 and 1996, ML&P charged the Partnership $258,000, $262,000 and $262,000, respectively, for management fees.

The Partnership does not have any employees. As such, ML&P provides all on-site and administrative personnel and also incurs other costs and expenses, primarily insurance, which are reimbursable by the Partnership. In 1998, 1997, and 1996 ML&P charged the Partnership $2,303,000, $2,240,000 and $2,391,000,
respectively, for payroll and other costs and expenses. Prior to 1997, real property taxes were paid on behalf of the Partnership by ML&P and were included in the reimbursable amounts.

ML&P generates a portion of the electricity which is used by the Center. In 1998, 1997, and 1996 ML&P charged the Partnership
$2,144,000, $2,312,000 and $2,359,000, respectively, for
electricity.

Amounts due to ML&P for management fees, electricity and reimbursable costs were
$333,000 and $430,000 as of December 31, 1998 and 1997,
respectively.

OTHER ASSETS

Other Assets at December 31, 1998 and 1997 consisted of the following:

                                 1998                1997

Deferred costs                $  856,321          $  994,227
Restricted cash                  758,398             727,757
Noncurrent accounts receivable   696,280             771,226

     Total Other Assets       $2,310,999          $2,493,210

Deferred costs are primarily leasing consultation costs and are net of amortization of $721,000 and $708,000, respectively, at December 31, 1998 and 1997. In 1998, $3,048,000 of deferred costs, primarily amounts paid to tenants for infrastructure improvements, were reclassified to property. Restricted cash represents proceeds from the mortgage loan which are reserved for additional expansion costs (see BORROWING ARRANGEMENTS), as well as a percentage of revenues retained for capital improvements as set forth in the Partnership Operating Agreement.


BORROWING ARRANGEMENTS

The Partnership has a mortgage loan which bears interest at 8.57% and is payable in monthly installments of $526,000, including interest, through 2005 when the entire balance is payable. The loan is collateralized by the Center and is nonrecourse except for the first $10 million which is guaranteed by ML&P until the Center attains a defined level of net operating income.

Scheduled principal maturities for the next five years from 1999 through 2003 are as follows: $949,000, $1,019,000, $1,126,000, 1,228,000 and $1,339,000.


LEASES

Tenant leases of the Center provide for monthly base rent plus percentage rents and reimbursement for common area maintenance and other costs. Future minimum rental income to be received under non-cancelable operating leases aggregates $56,588,000 and is receivable during the next five years (1999 to 2003) as follows: $6,675,000, $6,576,000, $6,509,000, $6,176,000,
$6,035,000, respectively, and $24,617,000 thereafter.
CONCENTRATION OF CREDIT RISK

The Partnership extends credit to its tenants in the course of its leasing operations. The creditworthiness of existing and potential tenants is evaluated and under certain circumstances a security deposit is required.


RECLASSIFICATIONS

Certain amounts for prior years have been reclassified to conform to the presentation for the current year.



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